Exhibit 12.1

Geokinetics Inc. and Subsidiaries

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (unaudited)

(in thousands)

Computation of Earnings:	2011	2010	2009	2008	2007
Net income (loss) before income taxes	(220,013)	$(133,874)	$10,917	$10,254	$(13,684)
Add fixed charges (see below)	87,509	63,633	34,891	34,190	22,449
Earnings available to cover fixed charges	(132,504)	(70,241)	45,808	44,444	8,765
Fixed charges:
Interest(1)	43,259	37,907	9,123	6,992	9,265
Amortization of debt cost and discount	4,939	2,791	560	336	875
Interest portion of rentals(2)	39,311	22,935	25,208	26,862	12,309
Total fixed charges	87,509	63,633	34,891	34,190	22,449
Preference security dividend(3)	14,940	16,389	40,352	11,713	9,011
Total fixed charges and preferred stock dividends	$102,449	$80,022	$75,243	$45,903	$31,460
Deficiency of earnings available to cover fixed charges	(220,013)	(133,874)	—	—	(13,684)
Deficiency of earnings to cover fixed charges and preferred stock dividends	(234,953)	(150,263)	(29,435)	(1,459)	(22,695)
Ratio of earnings to fixed charges			1.31	1.30
Ratio of earnings to fixed charges and preferred stock dividends	$—	$—	$—	$—	$—

(1)                                 Includes interest expense and capitalized interest.

(2)                                 Represents an estimate of the interest within rental expense.

(3)                                 Represents pre-tax earnings required to pay dividends on outstanding preference securities.